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                                                Filed by Alteon WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Alteon WebSystems, Inc. -- Commission File No: 000-27247


         Information Presented to Employees of Alteon WebSystems, Inc.
               Regarding Merger with Nortel Networks Corporation
                                August 3, 2000

Hardcopy printout of slides prepared by Lehman Brothers Inc. for Alteon WebSystems, Inc. entitled "Project Apache, Overview of Nortel Currency, July 31, 2000."

Slide 1: Graph entitled "Stock Price Performance: Nortel and Alteon - Since Apache IPO" depicting the indexed price of the stock of each of Alteon WebSystems and Nortel Networks from 9/24/99 through 7/31/00.

Slide 2: Graph entitled "Stock Price Performance: Nortel Comparables - Since 1/9/99" depicting the indexed price of the stock of each of Nortel Networks, Cisco Systems and Lucent Technologies from 1/4/99 through 7/31/00.

Slide 3; Graph entitled "Stock Price Performance: Nortel Comparables - Since 1/1/97" depicting the indexed price of the stock of each of Nortel Networks, Cisco Systems and Lucent Technologies from 1/2/97 through 7/31/00.

Slide 4: Graph entitled "Stock Price Performance: Nortel Comparables - Since Lucent Spin-Off" depicting indexed price of the stock of each of Nortel Networks, Cisco Systems and Lucent Technologies from 4/4/96 through 7/31/00.

Slide 5: Graph entitled "Stock Price Performance: Nortel and Juniper Networks - Since Juniper Networks IPO" depicting the indexed price of the stock of each of Nortel Networks and Juniper Networks from 6/5/99 through 7/31/00.


                                      1.